Demotech, Inc.

Exhibit 5

Code of Ethics

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207 Fax: 614 761-0906
www.demotech.com

Demotech, Inc.

Code of Conduct

Introduction

Demotech's objective is to provide informed and current ratings to rated entities and interested parties. Demotech regularly evaluates its criteria, financial models, and procedures in an effort to determine ways to improve its practices and processes. Demotech strives to keep its rating and monitoring processes independent of conflicts of interest and has adopted the following Code of Conduct, in addition to other policies and procedures, to ensure the quality and integrity of the rating process, the independence of its analysts, and the transparency of its practices.

Demotech's Code of Conduct has been developed in accordance with the principles outlined by the International Organization of Securities Commissions ("IOSCO") in its Code of Conduct Fundamentals for Credit Rating Agencies (the "IOSCO Code"), initially published in 2004 and most recently amended in 2015. This Code of Conduct has been designed to achieve the objectives articulated by IOSCO and to ensure the highest standards of ethics, integrity, and professional responsibility. Demotech has substantially adopted the provisions set forth in the IOSCO Code and has deviated from IOSCO recommendations only where necessary to accommodate the unique nature of Demotech's business operations and to maintain consistency with the requirements of applicable laws and regulations. Such deviations do not compromise the fundamental principles of integrity, transparency, and responsibility to which the IOSCO Code aspires.

Implementation, Enforcement & Effect

All employees of Demotech are expected to comply with this Code of Conduct. In addition, every Demotech employee is expected to use common sense and to act ethically in all dealings with fellow employees, clients, third parties, and the public. Demotech's Designated Compliance Officer is primarily responsible for implementing and enforcing this Code of Conduct. Demotech's senior management and board of directors oversee all Demotech policies. Any questions relating to the Code of Conduct should be directed to the Designated Compliance Officer.

Demotech has produced this Code of Conduct to set forth certain internal standards and to provide guidance to its employees. Demotech does not assume any responsibility or liability to third parties arising out of or relating to this Code of Conduct and it does not create any legal obligations or rights. Demotech may amend this Code of Conduct at any time in its sole discretion.

Statement about Deviations from the IOSCO Code

Demotech has made the following modifications to provisions in the IOSCO Code: Section 1.13 was revised to remove the reference to structured finance products as Demotech does not currently issue ratings for this asset class; Section 1.14 was modified to remove the example included in the IOSCO Code related to analytic teams including analysts with different areas of analytic responsibility as Demotech currently focuses on a single class of credit ratings; Section 2.4 was modified to reflect the nature of Demotech's interactions with affiliated entities; Section 2.5 was modified to remove the reference to explanatory disclosures as conflicts of interest will be disclosed by Demotech, as required by applicable laws, to achieve the principles and objectives of the IOSCO Code in promoting transparency; Section 2.6(d) was modified for clarity and consistency with applicable law, as the issuance of preliminary ratings by itself does not present a conflict of interest, and to the extent it could pose a conflict of interest, such conflicts are adequately addressed elsewhere in the Code and by applicable law; Section 2.8(a) was modified to reflect applicable rules and regulations requiring a rating agency to disclose the potential conflict of interest that it was paid by a rated entity for services unrelated to credit ratings; Sections 2.9, 3.7, and 3.15, as numbered within the IOSCO Code, were deleted as Demotech does not currently rate structured finance products;



Section 2.11 was deleted as it does not apply to Demotech's rating activities; Section 3.17 was modified to reflect Demotech's practices for disclosing information related to rating withdrawals; Section 4.2 has been modified to remove the requirement that the risk management function be separate from the internal audit function as permitted by the language included in this section in the IOSCO Code; references to originators, underwriters, and arrangers have been removed throughout the Code of Conduct for clarity, as Demotech currently issues ratings only in the class of ratings for insurance companies



1. Quality and Integrity of the Rating Process

A. Quality of the Credit Rating Process

1.1 Demotech will establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which Demotech issues credit ratings. The credit rating methodology will be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to some form of objective validation based on historical experience.

1.2 Credit ratings will reflect all information known and believed to be relevant to Demotech, consistent with the applicable credit rating methodology that is in effect. Demotech will establish, maintain, document, and enforce policies, procedures, and controls to ensure that the credit ratings and related reports it disseminates are based on a thorough analysis of all such information.

1.3 Demotech will adopt reasonable measures designed to ensure that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support an informed credit rating.

1.4 Demotech will avoid issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether Demotech can determine an informed credit rating for the security, Demotech will refrain from issuing a credit rating.

1.5 In assessing creditworthiness, analysts involved in the credit rating action should use the credit rating methodology established by Demotech for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology will be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6 Demotech will define the meaning of each category in its rating scales and apply those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7 Credit ratings will be assigned by Demotech as an entity (not by an analyst or other employee of Demotech).

1.8 Demotech will assign analysts who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

1.9 Demotech will maintain internal records that are accurate and sufficiently detailed and comprehensive to reconstruct the credit rating process for a given credit rating action. The records shall be retained for as long as necessary to promote the integrity of Demotech's credit rating process, including to permit internal audit, compliance, and quality control functions to review past credit rating actions in order to carry out the responsibilities of those functions. Further, Demotech will establish, maintain, document, and enforce



policies, procedures, and controls designed to ensure that its employees comply with Demotech's internal record maintenance, retention, and disposition requirements and with applicable laws and regulations governing the maintenance, retention, and disposition of records.

1.10   Demotech will establish, maintain, document, and enforce policies, procedures, and controls designed to avoid knowingly issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11   Demotech will ensure that it has and devotes sufficient resources to carry out and maintain informed credit ratings. When deciding whether to issue a credit rating for an entity or obligation, Demotech will assess whether it is able to devote a sufficient number of analysts with the skill sets to determine informed credit ratings, and whether the analysts will have access to sufficient information in order to determine an informed credit rating.

1.12   When necessary, Demotech's management will review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations that Demotech currently rates.

1.13   Demotech will establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. Where feasible and appropriate for the size and scope of its credit rating business, this function will be independent of the employees who are principally responsible for determining credit ratings.

1.14   Demotech will assign analysts and structure its rating process to promote continuity but also to avoid bias in the credit rating process.

1.15   Demotech will ensure that sufficient employees and financial resources are allocated to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, Demotech will monitor the credit rating on an ongoing basis by:

    a.   Reviewing the creditworthiness of the rated entity or obligation regularly;

    b.   Initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

    c.   Reviewing the impact of and applying a change in the credit rating methodologies, models or key rating assumptions on the relevant credit ratings within a reasonable period of time;

    d.   Updating on a timely basis the credit rating, as appropriate, based on the results of such review; and

    e.   Incorporating all cumulative experience obtained.



1.16   Demotech's analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings will have the requisite level of expertise and resources to perform their respective functions in a timely manner.

1.17   Demotech will establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating will be withdrawn.

B.   Integrity of the Credit Rating Process

1.18   Demotech and its employees will deal fairly and honestly with rated entities, obligors, and users of credit ratings.

1.19   Demotech's employees will be held to the highest standards of integrity and ethical behavior, and Demotech will have policies and procedures in place that are designed to ensure that individuals with demonstrably compromised integrity are not employed.

1.20   Demotech and its employees will not implicitly or explicitly give any assurance or guarantee to an entity subject to a rating action, obligor, or user of Demotech's ratings about the outcome of a particular rating action. This does not preclude Demotech from issuing preliminary ratings or explaining preliminary rating analyses and results.

1.21   Demotech and its employees will not make promises or threats about potential credit rating actions to influence rated entities, obligors, or users of the ratings to pay for credit ratings or other services.

1.22   Demotech and its employees will not make recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including recommendations about the corporate or legal structure, assets, liabilities, or activities of the rated entity or obligor.

1.23   Demotech will establish, maintain, document, and enforce policies, procedures and controls designed to ensure that Demotech and its employees comply with this Code of Conduct and applicable laws and regulations.

   a.   Demotech will establish a compliance function responsible for monitoring and reviewing the compliance of Demotech and its employees with the provisions of this Code and with applicable laws and regulations;

   b.   The compliance function will be responsible for reviewing the adequacy of Demotech's policies, procedures, and controls designed to ensure compliance with this Code and applicable laws and regulations;

   c.   Demotech will assign a senior level employee with the requisite skill set to serve as its Designated Compliance Officer. The Designated Compliance Officer's reporting lines and compensation will be independent of Demotech's credit rating operations.



1.24　Upon becoming aware that another employee or an affiliate of Demotech is or has engaged in conduct that is illegal, unethical, or contrary to this Code of Conduct, the Demotech employee should report such information immediately to the Designated Compliance Officer or another officer of Demotech, as appropriate, so proper action may be taken. Demotech employees are not necessarily expected to be experts in the law. Nonetheless, Demotech employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, Demotech will take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by Demotech. Neither Demotech nor its employees shall retaliate against any employees who, in good faith, make such reports.

2.　Independence and Avoidance of Conflicts of Interest

A.　General

2.1　Demotech will not delay or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the action on Demotech, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2　Demotech and its employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3　The determination of a rating will be influenced only by factors relevant to the rating assessment.

2.4　The particular rating assigned to an entity or obligation will not be affected by whether there is an existing or potential business relationship between Demotech (or its affiliates) and the rated entity, obligor(or any of their affiliates), or any other party; however, this section will not prohibit Demotech from considering the impact of an affiliate of a rated entity on the financial condition or operating condition of the rated entity in determining a rating. In addition, an existing relationship between Demotech and rated entities that are affiliated may be considered by Demotech in determining the nature, scope, and extent of information requested from such entities in order to determine a rating.

2.5　To the extent necessary, Demotech will operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from other business activities that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, Demotech will establish, maintain, document, and enforce policies, procedures, and controls to minimize the likelihood that conflicts of interest will arise.

B.　Policies, Procedures, Controls and Disclosures

2.6　Demotech will establish, maintain, document, and enforce policies, procedures and controls to identify and eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence credit rating methodologies, credit rating actions, or analyses of Demotech or the judgment and analyses of its analysts who have an influence on ratings decisions. Among other things, these policies, procedures and controls will address the following potential conflicts of interest to the extent they may be applicable to Demotech:



a. Being paid to issue a credit rating by the rated entity or by the obligor;

b. Being paid by subscribers with a financial interest that could be affected by a credit rating action of Demotech;

c. Being paid by rated entities, obligors, or subscribers for services other than issuing credit ratings or providing access to Demotech's credit ratings;

d. Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products;

e. Having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in Demotech.

2.7 Demotech will disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Section 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, or obligation, such conflict of interest will be disclosed in the same form and through the same means as the relevant credit rating action.

2.8 Demotech will disclose the general nature of its compensation arrangements with rated entities or obligors.

a. When Demotech receives from a rated entity or obligor, compensation unrelated to its credit rating services, Demotech will disclose that it was paid for other services by such rated entity or obligor in the relevant credit rating report or elsewhere, as appropriate.

b. Demotech will disclose in the relevant credit rating report or elsewhere, as appropriate, if it receives 10 percent or more of its annual revenue from a single rated entity, obligor, or subscriber or any of their affiliates.

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2.10 Demotech will not hold or transact in trading instruments presenting a conflict of interest with Demotech's credit rating activities.

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C. Employee Independence

2.12 Reporting lines for Demotech employees and their compensation arrangements will be structured to eliminate or effectively manage actual and potential conflicts of interest.

a. An employee who participates in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation will not be compensated or evaluated on the basis of the amount of revenue that Demotech derives from that entity or obligor.



b. Demotech will conduct formal and periodic reviews of its compensation policies, procedures, and practices for its employees who participate in or who might otherwise have an effect on a credit rating action to ensure that these policies, procedures, and practices have not compromised and do not compromise the objectivity of Demotech's credit rating process.

2.13 Demotech employees who participate in or who might otherwise have an effect on a credit rating action with respect to a rated entity, obligor, or subscriber will not negotiate, discuss, or arrange the fees or payments charged to such rated entity, obligor, or subscriber.

2.14 Demotech employees will not participate in or otherwise influence a credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

a. Holds or transacts in a trading instrument issued by the rated entity or obligor;

b. Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

c. Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or Demotech;

d. Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or Demotech;

e. Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor that may cause or may be perceived as causing a conflict of interest;

f. Is a director of the rated entity or obligor; or

g. Has, or had, another relationship with or interest in the rated entity or obligor (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15 A Demotech analyst will not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This does not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility.

2.16 Demotech employees may not solicit money, gifts, or favors from anyone with whom Demotech does ratings-related business and may not accept gifts offered in the form of cash or cash equivalents or any gifts exceeding a minimal monetary value other than incidentals of nominal value provided as part of a meeting.



2.17   A Demotech employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity or obligor,) that creates an actual or potential conflict of interest must disclose the relationship to the Designated Compliance Officer or another officer of Demotech, as appropriate.

2.18   Demotech will establish, maintain, document, and enforce policies, procedures, and controls for reviewing without unnecessary delay the past work of an analyst who leaves the employ of Demotech and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, or any of their affiliates.

3   Responsibilities to the Public, Rated Entities, and Obligors

A.   Transparency and Timeliness of Credit Ratings Disclosure

3.1   Demotech will assist users of credit ratings in developing a greater understanding of its ratings by disclosing in plain language the nature and limitations of credit ratings. To the extent that Demotech is subject to registration and oversight by a regulatory authority, Demotech will not represent or imply that such regulatory authority endorses its credit ratings or use its registration status to advertise the quality of its credit ratings.

3.2   Demotech will disclose sufficient information about its credit rating process and its credit rating methodologies so that users of credit ratings can understand the manner in which a credit rating was determined.

3.3   Demotech will disclose a material modification to its credit rating methodology and will do so prior to the modification taking effect, unless doing so would negatively impact the integrity of a credit rating by unduly delaying the taking of a credit rating action.

3.4   Demotech will disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5   Demotech will disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6   Demotech will disclose clear definitions of the meaning of each category in its rating scales, including the definition of default or impairment.

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3.8   Demotech will be transparent with investors, rated entities and obligors, about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, Demotech will inform the rated entity, or the obligor, about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating that is the result or subject of the credit rating action and afford such rated entity orobligor, an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions that would have a material effect on the credit rating. Demotech will duly evaluate any response from such rated entity or obligor. Where in particular circumstances Demotech has not informed such rated entity or obligor prior to disseminating a credit rating action, Demotech will inform such rated entity or obligor, as soon as practical thereafter and, generally, will explain why Demotech did not



inform such rated entity or obligor prior to disseminating the credit rating action.

3.10   When Demotech publicly discloses a credit rating that is the result or subject of the credit rating action, it will do so as soon as practicable after taking such action.

3.11   When Demotech publicly discloses a credit rating that is the result or subject of a credit rating action, it will do so on a non-selective basis.

3.12   Demotech will disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity orobligor participated in the credit rating process. Each credit rating not initiated at the request of the rated entity or obligor will be identified as such.

3.13   Demotech will clearly indicate the attributes and limitations of each credit rating, and the extent to which it verifies information provided to it by the rated entity or obligor. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, Demotech will disclose this fact and how it may limit the credit rating.

3.14   Demotech will indicate in the announcement of a credit rating that is the result or the subject of a credit rating action when the credit rating was last updated or reviewed. The credit rating announcement will indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, Demotech will explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

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3.16   When issuing or revising a credit rating, Demotech will explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If Demotech withdraws a credit rating for a rated entity or obligation it will disclose such withdrawal to the public as soon as practicable. A publication by Demotech of a credit rating that has been withdrawn will indicate that the rating has been withdrawn and the date of the withdrawal.

3.18   To promote transparency and to enable investors and other users of credit ratings to compare the performance of different credit rating agencies, Demotech will disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information will include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different credit rating agencies. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, Demotech will disclose why this is the case.



B. The Treatment of Confidential Information

3.19   Demotech will establish, maintain, document, and enforce policies, procedures and controls to protect confidential and material non-public information including confidential information received from a rated entity or obligor, , and non-public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

    a.   The policies, procedures, and controls will prohibit Demotech and its employees from using or disclosing confidential or material non-public information for any purpose unrelated to Demotech's credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with Demotech's credit rating activities, unless disclosure is required by applicable law or regulation.

    b.   The policies, procedures, and controls will require Demotech and its employees to take reasonable steps to protect confidential and material non-public information from fraud, theft, misuse, or inadvertent disclosure.

    c.   With respect to confidential information received from a rated entity or obligor, the policies, procedures, and controls will prohibit Demotech and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that Demotech will keep the information confidential, unless disclosure is required by applicable law or regulation.

    d.   With respect to a pending credit rating action, the policies, procedures, and controls will prohibit Demotech and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity orobligor, or their designated agents, or as required by applicable law or regulation.

3.20   Demotech will establish, maintain, document, and enforce written policies, procedures and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and material non-public information.

3.21   Demotech will establish, maintain, document, and enforce policies, procedures and controls that prohibit employees that possess confidential or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4.   Governance, Risk Management, and Employee Training

4.1   Demotech's board, or similar body as may be applicable, will have ultimate responsibility for ensuring that Demotech establishes, maintains, documents, and enforces a code of conduct that gives full effect to the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.



4.2 Demotech will establish a risk management function made up of one or more senior managers or employees with the appropriate level of experience responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, operational risk, and strategic risk. The function will make periodic reports to the board (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls Demotech establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the code of conduct.

4.3 Demotech will establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training will be relevant to the employee's responsibilities and will cover, as applicable, Demotech's Code of Conduct, Demotech's credit rating methodologies, the laws governing Demotech's credit rating activities, Demotech's policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and Demotech's policies and procedures for handling confidential information and material non-public information. The policies, procedures, and controls will include measures designed to verify that employees undergo required training.

5. Disclosure and Communication with Market Participants

5.1 Demotech's disclosures, including those specified in the provisions of this Code of Conduct will be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2 Demotech will disclose with its Code of Conduct a description of how the provisions of its Code of Conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If Demotech's Code of Conduct deviates from an IOSCO provision, Demotech will identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. Demotech will describe how it implements and enforces its Code of Conduct. Demotech will disclose as soon as practicable any changes to its Code of Conduct or changes to how it is being implemented or enforced.

5.3 Demotech will establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function will establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls will specify the circumstances under which a complaint must be reported to senior management or the board (or similar body).

5.4 Demotech will publicly and prominently disclose free of charge on its primary website:

a. Demotech's code of conduct;

b. A description of Demotech's credit rating methodologies;



c.   Information about Demotech's historic performance data; and

d.   Any other disclosures specified in this Code of Conduct.

Effective Date: 07/11/2022; Revised: 12/22/2022